January 21, 2014
Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Covanta Holding Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed: February 15, 2013
Form 10-Q for the Fiscal Quarter Ended September 30, 2013
Filed: October 24, 2013
File No. 1-06732

Dear Ms. Thompson:

As Executive Vice President and General Counsel of Covanta Holding Corporation (the “Company”), I am responding to your response letter dated January 17, 2014 to Anthony J. Orlando (the “Comment Letter”), the Company’s President and Chief Executive Officer. To facilitate your review, each comment in the Comment Letter is set forth below in bold type and my corresponding response appears below it in ordinary type.
Form 10-K for Fiscal Year Ended December 31, 2012
Financial Statements for the Year Ended December 31, 2012, page 73
Note 1. Organization and Summary of Significant Accounting Policies, page 82
Impairment of Goodwill, Other Intangible and Long -Lived Assets, page 86

1.
We have reviewed your response to comment 5 from our letter dated December 30, 2013. We note that you view each facility to be a component and have aggregated all components into a reporting unit based on their similar economic characteristics. Please explain to us in further detail how you determined that your facilities had similar economic characteristics. In doing so, tell us the primary measure(s) that segment management uses to review facility performance and demonstrate to us how those results qualify all of your facilities for aggregation. In particular, explain how facilities operating under different project structures can be aggregated. For example, it appears tip fee projects, where you are responsible for all operating costs, earn per ton waste fees and retain 100% of energy and metals revenues would be economically dissimilar to service fee projects, where you earn a fixed waste fee, typically retain only 10% of energy revenues, share metals revenues, and pass through certain costs to municipal clients. Please also confirm our assumption, and clarify in future filings, that all goodwill is allocated to the Americas segment. Alternatively, if our assumption is incorrect, please quantify for us the goodwill allocated to each of your operating segments and provide in future filings the disclosures required by ASC 350-20-50-1 by reportable segment.

Response:
While each facility has unique agreements, segment management does not differentiate by contractual structure when monitoring performance and allocating resources. Consistent with the management approach outlined in ASC 350-20-55-5, the primary measures that segment management uses to review facility performance include the following: (i) boiler availability; (ii) turbine availability; (iii) safety and environmental performance measures; (iv) tons processed; (v) steam sold; (vi) megawatt hours sold; and (vii) recycled metal tons recovered; none of which are distinguished by contractual structure. These economically common measures are the primary drivers of financial performance and are reviewed for each facility, regardless of the type of contract in place. Further, the financial performance for each facility is greatly influenced by the primary measures detailed above, as well as the size of the facility, configuration of equipment and technology employed, all of which determine performance to a far greater extent than the contract structure. It is also significant to note that, when or if a facility's contract changes from a service fee to tip fee structure, we continue to evaluate the same performance measures and our management structure does not change. In all cases, the common management structure that reviews results on a segment level focuses on the primary objectives of procuring sufficient waste, maximizing energy production, operating efficiently, safely, and operating within required environmental standards.
Our disclosure generalizing the individual nuances of each agreement and classifying our facilities as having either a “tip fee” or “service fee” contractual structure was solely designed to provide greater transparency to investors regarding the number of our facilities that can be broadly characterized as having one of these contractual structures and of our contracted revenue streams. Agreements generally differ depending on the nature of the local waste stream, the ownership of the facility, and the appetite of a customer to bear economic risk, among other factors. While these differences can impact how the economic benefits and risks of the facilities are shared between us and our customers, broad contractual classifications are not used by management to assess facility performance. To the contrary, management and assessment of each facility's results are primarily driven by common operating and economic factors noted above which are consistent across our entire portfolio, regardless of contract structure. Accordingly, as permitted by ASC 350-20-55-7 and described above, we have aggregated our facilities reflecting their similar economic characteristics.
We confirm your assumption that goodwill is allocated to the Americas segment. For reference, we note for the Staff that this information was provided in the following disclosures of the Covanta Holding Corporation Form 10-K for Fiscal Year Ended December 31, 2012 ("2012 Form 10-K"):

•	Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") - Discussion of Critical Accounting Policies and Estimates, p. 67;

•
Part II, Item 8. Financial Statements and Supplementary Data - Note 1. Organization and Summary of Significant Accounting Policies - Impairment of Goodwill, Other Intangibles and Long-Lived Assets, p. 87; and

•	Part II, Item 8. Financial Statements and Supplementary Data - Note 6. Financial Information by Business Segments, p. 96.
In addition, in future filings, we also will include a disclosure that goodwill is allocated to the Americas segment in Part II, Item 8. Financial Statements and Supplementary Data - Note 8. Other Intangible Assets and Goodwill.

Note 4. Dispositions, page 93

2.
We have reviewed your response to comment 7 from our letter dated December 30, 2013. We note that you compare the $9 million gain to operating income when assessing materiality. Please tell us the operating income or loss and pre-tax income or loss generated by the operation of these two landfill gas projects for each of 2011 and 2010, and expand your assessment of materiality to include both income or loss from operating these facilities and the gain on sale to capture the aggregate impact on your financial statements if these projects had been reflected as discontinued operations.
Response:
We assessed materiality from both qualitative and quantitative perspectives utilizing the guidance of SAB 99.
Quantitative Assessment
Operating loss and pre-tax loss generated by the operation of these two landfill gas projects were both $0.2 million and $0.1 million for the years ended December 31, 2011 and 2010, respectively. The impact on our financial statements if these projects had been reflected as discontinued operations is as follows:

(in millions, except percentages)
			% of consolidated results
Impact of Landfill Gas Projects Sold	2010	2011	2010	2011
Operating income	$—	$9	—%	4%
Operating income (excluding gain)	$—	$—	—%	—%
Pre-tax income	$—	$9	—%	8%
Pre-tax income (excluding gain)	$—	$—	—%	—%
Income from continuing operations	$—	$5	—%	6%
Income from continuing operations (excluding gain)	$—	$—	—%	—%

Consolidated Results
Reported Net Income:
Income from continuing operations	$30	$79
Income from discontinued operations	$32	$140

Reported Earnings Per Share:
Income from continuing operations	$0.19	$0.56
Income from discontinued operations	$0.21	$0.99

Diluted weighted average shares:	154	142

Revised Net Income (if these projects had been included in discontinued operations):
Income from continuing operations	$30	$74
Income from discontinued operations	$32	$145

Revised Diluted EPS (if these projects had been included in discontinued operations):
Income from continuing operations	$0.19	$0.52
Income from discontinued operations	$0.21	$1.03

Qualitative Assessment
We evaluated this item from a qualitative perspective using the following qualitative questions from SAB 99:

•
whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate - The calculation of the gain on sale of these assets is a precise measurement and was calculated correctly in the appropriate financial statement period.

•
whether the misstatement masks a change in earnings or other trends - Net income from continuing operations for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 was $116 million, $79 million, $30 million, $61 million and $89 million, respectively. If these transactions were classified in discontinued operations in 2011, then net income from continuing operations would have been $116 million, $74 million, $30 million, $61 million, and $89 million, respectively, for the same periods. Accordingly, there was no fundamental change in the trend of net income from continuing operations for this five year period due to the classification of these dispositions in continuing operations.

•
whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise - This transaction does not hide the failure to meet analysts' consensus estimates. We provide guidance and analysts provide consensus on Adjusted EBITDA, Free Cash Flow and Adjusted EPS. The gain from the sale of these landfill gas projects were shown as adjustments in our presentation of these non-GAAP metrics on p. 49 and p. 51 of our 2012 Form 10-K.

•	whether the misstatement changes a loss into income or vice versa - Classifying the transaction in discontinued operations would not have changed a loss into income or vice versa in any period.

•
whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability - The transaction did not involve assets identified as playing a significant role in either our operations or profitability.

•	whether the misstatement affects the registrant's compliance with regulatory requirements - The nature of our reporting of the transaction did not affect our compliance with regulatory requirements.

•
whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements - The gain on these dispositions did not impact compliance with our covenant calculations or contractual requirements.

•
whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation - Management's non-equity incentive compensation awards during the relevant periods were determined by 2/3 financial metrics (50% split between Adjusted EBITDA and Free Cash Flow) and 1/3 strategic. Since these transactions were excluded from the determination of Adjusted EBITDA and Free Cash Flow, the determination of managements’ non-equity incentive compensation and equity compensation for 2011 were not impacted by the classification of these dispositions in continuing operations.

•
whether the misstatement involves concealment of an unlawful transaction - No concealment of any unlawful transaction was implicated by our accounting treatment of these transactions and disclosure of the transactions was included in our prior filings.

Further, we provided disclosure of this gain in Note 4. Dispositions and in Note 14. Supplementary Information - Other Operating Expenses of the notes to the 2012 Form 10-K. We believe that where possible we highlighted the effect of this gain on our results of operations and Non-GAAP measures. We believe that our presentation of non-GAAP measures of Adjusted EPS and Adjusted EBITDA are supplemental to our results prepared in accordance with GAAP and are used to assist management in its assessment of the overall performance of our business and therefore, we exclude certain income and expense items that are not representative of our ongoing business and operations, which are included in diluted earnings per share or net income in accordance with GAAP.

We believe that the judgment of a reasonable person relying upon our financial statements would not have been changed or influenced due to the classification of these dispositions in continuing operations compared to discontinued operations in our financial statements for the year ended December 31, 2011. Therefore, we believe that the financial statements included in our 2012 Form 10-K were free from material misstatements and that no restatement is required.

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

3.
We have reviewed your response to comment 12 from our letter dated December 30, 2013. Since you disclose that entering into new waste and energy contracts has resulted in a reduction of operating income and cash flow from operations, we would expect you to provide quantification and analysis of this trend, if material, on your operating income and cash flow from operations as well as any related impacts on your liquidity. Since such disclosure could be provided on an aggregate level, it is unclear to us how such information would be harmful to you. We further note that your CEO quantified the expected adverse impact of expiring contracts on your October 24, 2013 earnings conference call and indicated you are “having a hard time overcoming the above-market contract transitions, including the loss of debt service billings.” Accordingly, it appears such information, when material, would be necessary in satisfying the requirements of Item 303(a) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

•	to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

•	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

•
to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Given your CEO’s recent remarks on this matter, please tell us how you plan to address this matter in your upcoming Form 10-K. If you do not plan to quantify the aggregate impact on your 2013 results and cash flow as part of your MD&A disclosure, or to discuss the expected continuing impact on 2014, please explain to us in detail how you concluded this disclosure was not necessary in your upcoming Form 10-K to satisfy the objectives of MD&A.

Response:
We believe that we satisfy the requirements of Item 303(a) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350. We believe that we have identified certain trends and included appropriate disclosures to discuss the quantification and analysis of this trend, if material, on our operating income and cash flow from operations.
The quote by the CEO noted above referred to certain slides in the information provided in Exhibit 99.2 to the Form 8-K filed on October 23, 2013 ("Q3 2013 Earnings Call Presentation"), and was provided in the context of additional disclosure relating to lower debt service revenues and above market power purchase agreements resulting from expiring contracts, which was also highlighted during the Earnings Call as follows:

•
"However, 2014 will be another challenging year for waste and service revenue, primarily due to the $20 million reduction in debt service billing. Having said that, I'm glad to point out that the debt service revenue reductions finally moderate in 2015, and this will almost be completely gone by 2016. We previously provided a long-term schedule of debt service billings for those of you interested in looking this far out." (CEO quote referring to slide 4 of the Q3 2013 Earnings Call Presentation)

•
"Some of you have asked why we are not seeing more benefit from the growth investments which have ramped up recently. The simple answer is this - these investments are helping us offset some meaningful headwinds that we've faced, and continue to face, in the business. For example, over the past few years, we've absorbed almost $80 million impact to both adjusted EBITDA and Free Cash Flow due to just debt service pass-through billing declining. If you include 2014 in that number, the decline is about $100 million. For your reference, we have laid out both the history and the future of the debt service billing impact on slide 23." (CEO quote referring to slide 23 of the Q3 2013 Earnings Call Presentation)

•
“Looking further down the road, our contracted energy revenue is sold with an average price in the mid $70 per MWhr, which is above current market. As those contracts end, we’ll feel the impact unless the market improves. As you may recall, at the beginning of this year we noted that we’d have several above market contract transitions in 2014. Based on current forecasts, we still expect this to be the case. The adverse impact next year will probably be on the order of $10 to 15 million.” (CEO quote referring to slide 6 of the Q3 2013 Earnings Call Presentation)

•
“Now let me turn to the other factors affecting our 2014 outlook. As we’ve mentioned many times before, we’ll be experiencing several contract transitions that work against us. The two big ones are the $20 million reduction in debt service billing and the $10 to $15 million reduction relating to energy contract transitions.” (CEO quote referring to slide 8 of the Q3 2013 Earnings Call Presentation)

We provide the same schedule from slide 23 of the Q3 2013 Earnings Call Presentation on p. 35 of the MD&A - Overview in the Quarterly Report on Form 10-Q for the period ended September 30, 2013 ("Q3 Form 10-Q") to discuss the known trend regarding the future effects of lower project debt repayments and related debt service revenue resulting from contract transitions for our Americas segment on results of operations and liquidity. For your reference, we have provided that table below:
Our project debt repayment schedule and related debt service revenue for our Americas segment are as follows (in millions):

Project Debt Repayment	2008 - 2012	2013 Projected	2014	2015	2016	2017	Beyond 2017
Total Principal Payments (1)	$740	$82	$50	$37	$14	$15	$93
Total Change in Principal-Related Restricted Funds	(140)	(27)	(21)	(6)	—	—	(14)
Net Cash Used for Project Debt Principal Repayment	$600	$55	$29	$31	$14	$15	$79

Client Payments for Debt Service	2008 - 2012	2013 Projected	2014	2015	2016	2017	Beyond 2017
Debt Service Revenue - Principal (2)	$293	$30	$19	$9	$3	$3	$2
Debt Service Revenue - Interest	86	5	3	2	1	1	—
Debt Service Billings in Excess of Revenue Recognized	94	9	2	2	5	5	—
Client Payments for Debt Service (3)	$473	$44	$24	$13	$9	$9	$2

Net Change in Debt Service Billings Per Period	$(63)	$(16)	$(20)	$(11)	$(4)	$—

(1)    Excludes payments related to project debt refinancings.
(2)    Includes pass-through lease payments for emission control system (approximately $4 million per year 2008-2012).
(3)    Related to Service Fee Facilities only.

Similarly, we note for the Staff that the MD&A - Results of Operations - Waste and Service Revenues discussion includes a discussion of the impact of lower debt service billings on revenues and contract transitions for the periods presented on p. 41 of the Q3 Form 10-Q. In future filings, specifically our upcoming Annual Report on Form 10-K, we will include similar Debt Service Revenues disclosures in the same form as the table provided above, as well as enhanced disclosure, as appropriate, including quantification detailing the impact of material energy contract transitions.

In addition, we will continue to review the materiality of contract transitions and provide an appropriate narrative explanation in our MD&A - Results of Operations discussion to provide transparency of the directionality of such contract transitions for investors and to provide the context in which investors should view our business. While we note that Staff’s question of whether quantification of contract transitions would be competitively harmful, we respectfully submit that competitive harm is a significant concern because of ongoing and anticipated commercial negotiations that occur in advance of contract expirations. We are constantly involved in any number of negotiations regarding the terms under which we propose to offer our services, and sometimes new or different services, following contractual expiration dates. These negotiations sometimes occur close to contract expiration dates, and sometimes they occur years in advance; and the outcome is rarely predictable because of the range of commercial issues that are often involved. Accordingly, where we believe that disclosure would not pose a competitive harm or be speculative, we will provide aggregate quantification of the projected impact of contract transitions, if material, but where disclosure of the quantitative or qualitative impact of these negotiations could be significantly harmful to our ability to finalize acceptable terms, or would be speculative, we will continue to provide appropriate explanation and directionality of material trends consistent with the principle objectives of MD&A set forth in SEC Release No. 33-8350 to enable investors to “see through the eyes of management” and to provide information about the quality of, and potential variability of, our earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

* * * * *
The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact me directly at 862.345.5372.

Sincerely,
Timothy J. Simpson

cc:	Anthony Orlando
Bradford Helgeson
Thomas Bucks
David S. Stone